SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its
Consolidated Results for Third Quarter of 2005

TIM PARTICIPAÇÕES S.A.

October 27, 2005

BOVESPA
(lot of 1,000 shares)
TCSL3: R$ 4.75
TCSL4: R$ 4.34
NYSE
(1 ADR = 10,000 shares)
TSU: US$ 19.09
Market Value:
R$ 3.9 billion
US$ 1.7 billion

3Q05 Earnings Release

International Conference Call:
October 28, 2005, at 12:00 p.m.
Brasília Time (10:00 a.m. US ET).

National Conference Call:
October 28, 2005, at 13:00 p.m.
Brasília Time (11:00 a.m. US ET).

SP Meeting:
November 07, 2005, at 4:00 p.m.
Venue: Bovespa

NY Presentation:
Brazil Day 2005
November 14, 2005

For further information, please
 access the Company’s website:
 www.timpartri.com.br.

Contacts:
Paulo Roberto C. Cozza
CFO and Investor Relations Officer
Tel: (55 21) 4009 3742
E-mail: pcozza@timsul.com.br

Joana Serafim
IR Manager
Tel: (55 21) 4009-3742/8113-0571
E-mail: jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
Tel: (55 21) 4009-3751/8113-0547
E-mail: lwanderley@timbrasil.com.br

Cristiano Pereira
IR Analyst
Tel: (55 21) 4009-3751/8113-0582
E-mail: cripereira@timbrasil.com.br
Rio de Janeiro, October 27, 2005 – TIM Participações S.A. (BOVESPA: TCLS3 e TCLS4; and NYSE: TSU), TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. holding company announces the results of the third quarter of 2005 (3Q05). TIM Participações S.A. provides mobile telecommunication services through its mobile operators in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas (RS). The following financial and operational information, except as otherwise indicated, is presented on a consolidated basis and in Brazilian Reals, pursuant to the terms of Brazilian Corporate Law. The comparisons contained herein refer to the third quarter of 2004 (3Q04), except as otherwise indicated.

Highlights

  TIM wins Top of Mind 2005 Awards for mobile services, a further proof of the strong appeal of our offering.

  The client base reached 6,943 thousand clients at the end of September 2005, up by 34.5% over the last twelve months. In the 3Q05, 58% of the Company’s customers used GSM technology.

  Growth of 9.0% in the postpaid client base when compared to 3Q04, representing 21% of the total lines at the end of the third quarter of 2005.

  Net Service Revenue totaled R$613.9 million, a 13.9% growth over 3Q04.

  Gross VAS (Value-added Service) revenue was R$50.0 million in the quarter, up 64.7% over the same period of the previous year.

  Tight cost control: 22.4% reduction YoY and a 11.8% decrease QoQ in the subscribers acquisition cost (SAC).

  EBITDA reached R$255.2 million in 3Q05, up 9.4% when compared to 3Q04, while the EBITDA margin was 34.7%.

  EBIT totaled R$ 122.3 million in the quarter, which represents a 16.6% EBIT margin.

  Net Income totaled R$96.8 million, or up 38.5% over 3Q04, which represents a net margin of 13.1%

Management Message

In September, 2005, national subscribers in Brazil reached 79.9 million users, a 5.9% expansion over the previous quarter, which represents a 43.37% penetration. This data, provided by Anatel, shows that the mobile telephony market is still quite buoyant.

Notwithstanding the strong competitive environment, we have maintained our leadership position in the regions where we operate, as a result of our segmented and customized relationship with our clients. We understand that our success is based on the importance we attach to the client and, therefore, we have implemented further tools to improve the contact and relations with our subscribers.

This scenario has enabled us to achieve profitable growth. In the quarter, our total net revenue grew by 13.6%, despite the discontinuation of the long distance service. EBITDA increased 9.4% and the EBITDA margin over net revenue was 34.7%, while service EBITDA margin reached 43.6% . Our net income reached R$96.8 million, totaling R$254.2 million in the first nine months of 2005.

The underlying principles of the Company’s policies and philosophy are, evolution and steady technological follow-up and fulfillment of the market and clients’ needs, by always developing new services and offers, prioritizing profitability and, therefore, continue adding value for our shareholders.

The Management

Strong Brand and Differentiated Offers

Top of Mind 2005	TIM Participações closed the quarter with the highest customer satisfaction rates in its regions according to a national quality research, which has been carried out every two month by a recognized institution. TIM was awarded the "Top of Mind 2005", for being the first Mobile Telecommunications Company that came to the mind of the people polled by “Data Folha de São Paulo”. This award substantiates the success of our products and the quality of our services.

Competitive offers and Services
The quarter was marked by a strong increment in sales, and the campaigns targeted mostly the commemorative date of the period: "Father’s Day". The marketing strategy continues focused on customer acquisition, in particular high- value customers - the main postpaid growth-driver in 2005 -, as well as retaining the loyalty of current users.

In the quarter, we expanded the "TIM Brasil" service portfolio, comprising nation-wide plans aimed at acquiring high-value customers. We highlighted the launching of the "Nosso Grupo" plan, a package including local calls, intragroup calls, “TIM Box Vip calls”, “TIM Connect” and “TIM Wap”.

The VAS portfolio was expanded with corporate and consumer solutions, such as "Mega TIM 200 Torpedos" and "Mega TIM Mania". "TIM Fast Edge" was enhanced, thereby making internet navigation from laptops easier with EDGE technology.

We also offered "TIM Light 40", which was a great success with postpaid customers, and "TIM + 25", catering to high-value prepaid customers.

Operating Performance

Sharp penetration increase
By the end of the quarter, the total penetration – including both the Northeastern and Southern Regions - was estimated at 37.6% - 12.4 p.p. over 3Q04 -, below the national average penetration of 43.4%, showing potential for growth in the regional market, in which TIM Participações benefited through its unique service portfolio.

Strong growth of the client base
TIM Participações client base has reached 6,943,313 subscribers by the end of 3Q05, a 34.5% and 7.0% expansion over 3Q04 and 2Q05, respectively. As a result the Company market share remained almost stable, now standing at 41.3% compared to 41.9% in the 2Q05.

The highest postpaid mix
With reference to the customer mix, the postpaid segment grew by 9.0% in the 3Q05 compared to 3Q04, bringing the participation of postpaid clients to 21% of the total lines - the highest mix in the market.

The quarter has presented the second highest level of net additions in 2005 with 453,231 new clients, 26.5% higher than the 358,263 additions registered in 3Q04. This growth is a consequence of TIM Participações’ strong position in the markets where it operates.

Client Base (Thousands)

Fast expansion of the GSM base
By the end of the quarter, 58% of TIM Participações’ clients used GSM technology – 4,050,202 clients, representing 68% and 48% of the client base in the Southern and Northeastern regions, respectively. During the quarter the Company experienced 126.8 thousand TDMA to GSM migrations, totaling 419.1 thousand migrations since the beginning of the year.

The GSM coverage in the TIM Participações’ region reached 630 cities by the end of the third quarter of 2005, serving to 86.8% of the urban population. Cities covered by the GSM have access to the GPRS, with the additional benefit of the EDGE technology across the South and part of Northeast Region. These innovations facilitated the use of data and multimedia services by customers all over Brazil.

The scenario of strong growth and fierce competition, resulted in a churn rate of 6.4% in the quarter (or 2.1% per month), 1.0 p.p. higher than the churn rates registered in the 3Q04, although still below the Brazilian average.

Economic-Financial Development

In light of the corporate restructuring that occurred on August 30, 2004, pro-forma financial statements were elaborated for the same quarter of the previous year (3Q04) in order to enable TIM Participações S.A.’s economic-financial appraisal, on a comparable basis.

								(R$ Thousands)

								%
	3Q05	2Q05	3Q04	% Y-o-Y	% Q-o-Q	9M05	9M04
								9M

Total Gross Revenue	986,450	960,705	870,825	13.3%	2.7%	2,830,048	2,427,588	16.6%
Gross Service Revenue	796,834	764,946	707,305	12.7%	4.2%	2,314,205	2,009,389	15.2%
Gross Handset Revenue	189,616	195,759	163,521	16.0%	-3.1%	515,843	418,199	23.3%

Total Net Revenue	736,113	719,400	647,981	13.6%	2.3%	2,114,532	1,816,929	16.4%
Net Services Revenue	613,901	585,282	538,799	13.9%	4.9%	1,774,095	1,530,129	15.9%
Net Handsets Sales	122,212	134,118	109,181	11.9%	-8.9%	340,437	286,800	18.7%

EBITDA	255,150	210,672	233,314	9.4%	21.1%	714,991	625,431	14.3%
EBITDA Margin	34.7%	29.3%	36.0%	-1.3 p.p.	5.4 p.p.	33.8%	34.4%	-0.6 p.p.

EBIT	122,333	79,130	112,870	8.4%	54.6%	321,277	271,176	18.5%
EBIT Margin	16.6%	11.0%	17.4%	-0.8 p.p.	5.6 p.p.	15.2%	16.8%	-0.1 p.p.

Net Income	96,795	73,082	69,912	38.5%	32.4%	254,168	182,563	39.2%

Operating Revenue

The service gross revenue in 3Q05 totaled R$796.8 million, 12.7% superior to that registered in the same quarter of the previous year. This growth is primarily due to the 34.5% expansion of the client base and the 64.7% value added service revenue growth.

Mobile telephone sales record
The gross handsets revenue in the quarter was R$ 189.6 million, a 16.0% increase over 3Q04, a result of the increase in mobile telephone sales. In the 3Q05, 688.2 thousand mobile telephones were sold, an increase of 52% compared to 452.4 thousand in the 3Q04.

It is important to mention that among the handsets sold in the quarter, 39% were compatible with GPRS technology. The most-sold models were those enabled with MMS (41%), JAVA (32%) and Camera (22%), indicating that customers are demanding more sophisticated handsets.

Hence, total gross revenue in 3Q05 was R$986.5 million, 13.3% higher than in 3Q04. Total revenue net of taxes and discounts was R$736.1 million, surpassing by 13.6%, the figure posted in 3Q04.

ARPU: - new revenue breakdown - Prepaid expansion YOY
The average revenue per user (ARPU) in 3Q05 was R$27.86, with a slight reduction compared to 2Q05 (R$29.70), mainly due to the great volume of net additions registered in the period (+453,231). The decrease in comparison to the 3Q04 (R$34.40), results basically from the large growth of the total client base and from the discontinuation of the international and national long-distance services in 2005.

Operational Costs and Expenses

Reduction of net work and interconnection costs
In 3Q05, the network and interconnection cost totaled R$ 111.9 million, 2.7% below the R$ 115.0 million registered in 3Q04, primarily due to the non- occurrence of the costs related to long distance services with the interruption of these services as of early 2005, which was greatly offset by the growth of outgoing revenues.

The cost of goods sold reached R$134.7 million, 7.9% superior to the R$ 124.9 million in the 3Q04. This increase is primarily due to the 52% growth in the mobile telephone sold. It is important to point out that even within the competitive environment; the Company has maintained mobile telephone prices above the market’s average.

2005: Sale Record in - 872 thousand gross additions
Commercial expenses in the quarter (excluding depreciation/amortization / bad debt and personnel) totaled R$144.0 million, 33.2% superior to those posted in 3Q04, primarily due to the strong sales growth in the period with gross addition of 872,142 clients in the quarter, versus 625,151 clients in 3Q04, a growth of 39.5%. The figure posted in this quarter represents a record for the Company in a single quarter.

The sales increase in the period leveraged especially variable expenses related to sales incentives and the FISTEL rate - charged by ANATEL at each new activation and over the total base. In 3Q05, these expenses reached R$65.0 million and R$31.7 million, respectively.

SAC: Reduction of 22% in 3Q05 versus 3Q04
The subscribers acquisition cost (SAC) of the quarter reached R$106.9, which represents a 22% reduction over the R$137.8 posted in 3Q04. This decrease is a result of the Company’s rational market strategy in the acquisition of new clients, which have benefited from the appreciation of the Brazilian Real against the U.S. Dollar and the lower average prices of mobile telephones.

General and administrative expenses (G&A)- excluding depreciation/amortization and personnel expenses – totaled R$ 26.2 million, 23.5% lower than in 3Q04. Two factors are related to this expense behavior: a) Reduction in the IT equipment maintenance costs in the 3Q05; and b)In 3Q04 non-recurring expenses related to the ownership restructuring process, with the incorporation of Tele Nordeste by the Company.

Personnel expenses and costs totaled R$33.0 million– 19.5% higher than those registered in the 3Q04. This increase was mainly due to non-recurring expenses related to the network maintenance staff, which is in the process of being outsourced.

Update of bad debt provision criteria
In the 3Q05, bad debt expenses totaled R$24.3 million, increasing as a percentage of total gross revenues from 1.7% in the 3Q04 to 2.5% in the 3Q05. The increase is especially due to the adoption of more conservative criteria for the establishment of the bad debt provision, taking into account the strong growth in postpaid customers. It is worth pointing out that all these procedures aim to maintain the quality of our client base.

EBITDA

TIM Participações reported an increase of 9.4% in EBITDA (earnings before interest, taxes, depreciation and amortization) or R$255.2 million in the quarter, compared to R$233.3 million in 3Q04. This is proof that despite the competitive scenario and record gross additions in the quarter, the Company has achieved profitable growth.

(R$ Thousands)

EBITDA Reconciliation	3Q05
3Q04
			9M05	9M04

Net Profit	96,795	69,912	254,166	182,563
(-) Provision for Income Tax and Social Contribution	37,202	42,082	97,472	87,160
(+/-) Non-Operational Results	7,593	(550)	1,833	4,193
(+/-) Minorities Interest	-	19,250	21,464	46,574
(-) Net Financial Results	19,257	17,823	53,658	49,315

EBIT	122,333	112,870	321,277	271,176
(-) Amortization and Depretiation	132,817	120,444	393,714	354,255

EBITDA	255,150	233,314	714,991	625,431

Margin increase QoQ	EBITDA margin was 34.7%, up 5.4 p.p. over 2Q05 margin. The service EBITDA margin, excluding handsets revenue and costs was 43.6%, 3.1 p.p. higher than in 2Q05.

EBITDA (R$ million)

Depreciation and Amortization

Depreciation and amortization in the period was R$132.8 million, versus R$120.4 million, an increase of 10.3% over 3Q04, in line with the Company’s 10.6% fixed asset growth in the last year, resulting mainly from the technological expansion and innovation of the network.

EBIT

EBIT – earnings before interest and taxes – was R$122.3 million, compared to R$112.9 million in 3Q04.

EBIT Margin was 16.6%, 5.6 p.p. over the EBIT Margin registered in 2Q05; on a annual basis the EBIT margin was 0.8 p.p. lower compared to the 3Q04, mainly due to higher depreciation and amortization charges.

Net Financial Result

TIM Participações net financial result in 3Q05 was a positive R$19.3 million, an 8.0% increase over the positive R$17.8 million posted in the same period of 2004.

Net Income

Operating Result Expansion	Consolidated net income was R$96.8 million, up 38.5% and 32.4% over 3Q04 and 2Q05, respectively, representing a 13.1% net margin. Accumulated income by the end of September totaled R$254.2 million, representing earnings per share of R$0.29 per lot of 1,000 shares and earnings per ADR of R$2.90 per ADR (10,000 shares).

Net Income (R$ Million)

Indebtedness

In September, 2005, the Company’s indebtedness amounted to R$135.7 million – 82% of the long-term compared to R$ 101.8 million reported at the end of 3Q04.

Total indebtedness, including Loans and Financings from BNDES and Banco do Nordeste, has been offset by cash and equivalents, resulting in a R$ 746.0 million in net cash position.

CAPEX

In 3Q05, CAPEX equaled R$ 147.9 million, totaling R$336.1 million invested until September 2005, these investments have been basically directed to GSM capacity and quality expansion.

Free Cash Flow
Positive
Free cash Flow	The Company generated a operating free cash flow of R$ 143.1 million compared to the negative R$ 16.6 million Cash Flow registered in 3Q04.

Ownership Breakdown

On September 30, 2005, the Capital of TIM ParticipaÇões S.A. was as following:
	Common	%	Preferred	%	Total	%
TIM Brasil Serviços e Participações S.A.	150,804,603,591	50.33%	24,053,370,461	4.15%	174,857,974,052	19.88%
ADR	-		337,323,781,484	58.16%	337,323,781,484	38.35%
Local Float	148,806,027,477	49.67%	218,588,704,147	37.69%	367,394,731,624	41.77%
Total	299,610,631,068	100.00%	579,965,856,092	100.00%	879,576,487,160	100.00%

Quarter Events

Network Use (VU-M) Fare Increase

From June 12 to July 17, 2005, TIM Participações entered into an agreement with operators in its operation area and implemented a temporary increase of 4.5% in network use (VU-M) for local calls between the operators Companies.

In the Southern Region, VU-M was up from R$0.37635 to R$0.39328, while in the Northeastern region it increased from R$0.38701 to R$0.40442, net of taxes.

Success in the Legal Dispute referring to ICMS Convênio 69/98

In 3Q05, TIM Sul S.A. subsidiary won the legal dispute related to VAT (Value-Added Tax) in Parana State, referred to as ICMS Convenio 69/98. Therefore, the R$ 9.7 million amount, paid as Judicial Deposits, has been returned to the Company and accounted for in its cash-line.

Outlook for the Next Quarter

For the end of the year, despite expectations of fiercer competition, TIM Participações will keep its focus on profitable growth.

In the fourth quarter, the Company expects to maintain its current levels of net additions. The Company estimated that the average revenue per user (ARPU) should remain reasonably stable per segment profile.

Investment approved for 2005 was R$561.8 million, and the Company foresees achieving this goal by the end of the year.

This topic may contain forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties forecasted by the Company. Therefore, Company’s future operational results may differ from current expectations and whose read this release shall not based his/hers assumptions exclusively in the information herein stated. Forward- looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future ;developments.
Disclaimer

About TIM Participações S.A.

TIM Participações S.A. is the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., the mobile telecommunication operators that provides mobile telephony services in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas, in the State of Rio Grande do Sul, an area containing 44.8 million inhabitants.

TIM Participações is cont rolled by TIM Brasil Serviços e Participações S.A., a Brazilian subsidiary of Telecom Italia Group, the only company authorized to operate mobile communications throughout Brazil.

TIM Participações offers GSM technology, Global System for Mobile Communications, the most widely used in the world. At the end of September 2005, its network covered 630 cities and served 86.8% of the urban population.

The cities covered by the GSM Network also have access to the GPRS and EDGE technologies. These are innovations that facilitate the use of data and multimedia services across the country.

The Company boasts one of the widest services and product portfolios, offering solutions tailored to specific needs.

TIM is the most widely known brand in both regions, and has been “Top of Mind” since the Company started its operations.

List of Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statement (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	Operational Indicators– Southern Region
Attachment 5:	Operational Indicators- Northeastern Region
Attachment 6:	Consolidated Operational Indicators– TIM Participações
Attachment 7:	Glossary

Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet under the Corporate Law (R$ Thousands)

DESCRIPTION	September 05	July 05%

ASSETS	3,716,706	3,512,457	5.8%
	-	-
CURRENT ASSETS	1,876,243	1,685,482	11.3%
Cash and cash equivalents	881,673	738,535	19.4%
Accounts receivable	690,721	645,880	6.9%
Inventories	50,779	37,662	34.8%
Recoverable Taxes	91,497	94,684	-3.4%
Deferred income and social contribution taxes	129,855	119,745	8.4%
Other current assets	31,718	48,976	-35.2%

NON CURRENT ASSETS	226,424	238,542	-5.1%
Related parties	21,651	10,270	110.8%
Recoverable Taxes	63,020	60,482	4.2%
Deferred income and social contribution taxes	107,125	126,456	-15.3%
Judicial deposits	25,989	35,102	-26.0%
Other	8,639	6,232	38.6%

PERMANENT ASSETS	1,614,039	1,588,433	1.6%
Investments	8,704	9,100	-4.4%
Property. plant and equipment	1,605,335	1,579,333	1.6%

LIABILITIES	3,716,706	3,512,457	5.8%

CURRENT LIABILITIES	833,932	737,760	13.0%
Trade accounts payable	8,741	11,569	-24.4%
Loans and financing	24,370	44,226	-44.9%
Suppliers	570,917	447,320	27.6%
Salaries and related charges	27,312	22,373	22.1%
Taxes. charges and contributions	121,477	118,267	2.7%
Related parties	41,447	51,629	-19.7%
Payable dividends and interest on shareholders' equity	19,714	23,084	-14.6%
Other	19,954	19,292	3.4%

NON CURRENT LIABILITIES	157,033	164,039	-4.3%
Loans and financing	111,321	116,652	-4.6%
Trade accounts payable	2,860	-	N,A,
Taxes. charges and contributions	11,634	16,634	-30.1%
Provision for contingencies	27,521	27,056	1.7%
Supplementary pension plan	3,697	3,697	0.0%

MINORITY INTEREST	-	-	-

SHAREHOLDERS' EQUITY	2,725,741	2,610,658	4.4%
Capital	1,472,075	1,472,075	0.0%
Capital reserves	192,081	185,680	3.4%
Income reserves	779,827	779,827	0.0%
Net Profit	281,758	173,076	62.8%

The complete Financial Statements, including its Explanatory Notes are available on the Website:
www.timpartri.com.br

Attachment 2
TIM PARTICIPAÇÕES S.A.
Results (BR GAAP – R$ Thousands)

DESCRIPTION	3Q05	3Q04%		9M05	9M04	YTD %

Gross Revenues	986,450	870,825	13.3%	2,830,048	2,427,588	16.6%
Telecommunications Services	796,834	707,305	12.7%	2,314,205	2,009,389	15.2%
Core	730,625	667,593	9.4%	2,117,653	1,908,982	10.9%
VAS	50,013	30,361	64.7%	153,005	77,477	97.5%
Others	16,196	9,352	73.2%	43,547	22,930	89.9%
Handset sales and other revenues	189,616	163,521	16.0%	515,843	418,199	23.3%
Handset Sales	189,616	163,521	16.0%	515,843	418,199	23.3%
Discounts and deductions	(250,337)	(222,845)	12.3%	(715,516)	(610,660)	17.2%
Taxes and discounts on services	(182,933)	(168,505)	8.6%	(540,110)	(479,261)	12.7%
Taxes and discounts on handset sales	(67,404)	(54,340)	24.0%	(175,405)	(131,399)	33.5%
Net Revenues	736,113	647,981	13.6%	2,114,532	1,816,929	16.4%
Services	613,901	538,799	13.9%	1,774,095	1,530,129	15.9%
Handset and other revenues	122,212	109,181	11.9%	340,437	286,800	18.7%
Operating Expenses	(480,963)	(414,667)	16.0%	(1,399,541)	(1,191,498)	17.5%
Personal expenses	(32,999)	(27,619)	19.5%	(92,043)	(84,608)	8.8%
Selling & marketing expenses	(144,043)	(108,068)	33.3%	(396,618)	(295,969)	34.0%
Network & interconnection	(111,870)	(115,021)	-2.7%	(334,607)	(307,771)	8.7%
G&A	(26,231)	(34,274)	-23.5%	(85,313)	(83,512)	2.2%
Cost Of Goods and Service	(134,715)	(124,888)	7.9%	(388,788)	(350,886)	10.8%
Bad Debt	(24,317)	(14,968)	62.5%	(90,226)	(82,457)	9.4%
Other operational revenues (expenses)	(6,787)	10,171	N,A,	(11,946)	13,703	N,A,
EBITDA	255,150	233,314	9.4%	714,991	625,431	14.3%
EBITDA - Margin over total net revenues	34.7%	36.0%	-1.3 p,p	33.8%	34.4%	-0.6 p,p
Depreciation	(93,773)	(85,549)	9.6%	(279,887)	(254,269)	10.1%
Amortization	(39,043)	(34,895)	11.9%	(113,827)	(99,986)	13.8%
EBIT	122,333	112,870	8.4%	321,277	271,176	18.5%
EBIT - Margin over total net revenues	16.6%	17.4%	-0.8 p,p	15.2%	14.9%	0.3 p,p
Other non-operational revenues (expenses)	(7,593)	550	N,A,	(1,833)	(4,193)	-56.3%
Net Financial Results	19,257	17,823	8.0%	53,658	49,315	8.8%
Financial expenses	(23,088)	(16,000)	44.3%	(53,692)	(47,236)	13.7%
Net exchange variance	(670)	(853)	-21.4%	(2,086)	(3,010)	-30.7%
Financial income	43,015	34,676	24.0%	109,436	99,561	9.9%
Net income before taxes and Minorities	133,997	131,244	2.1%	373,102	316,297	18.0%
Income tax and social contribution	(37,202)	(42,082)	-11.6%	(97,472)	(87,160)	11.8%
Minority interest	-	(19,250)	N,A,	(21,464)	(46,574)	-53.9%
Net Income	96,795	69,912	38.5%	254,166	182,563	39.2%

The complete Financial Statements, including its Explanatory Notes are available on the Website:
www.timpartri.com.br

Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(BR GAAP – R$ Thousands)

	Consolidated
	3Q05	9M

Operating Activities
Net income	96,795	254,166
Adjustments to reconcile net income cash
Depreciation and amortization	120,207	355,879
Minority interest	-	21,464
Monetary and foreign exchange variations on loans	1,767	5,457
Others	(27)	1,787
Chages in operating assets and liabilities	97,905	(211,543)

Net cash provided by operating activities	316,647	427,210

Investing Activities
Capital increase - Stock options	-	2,006
Computation of capital reserve	6,401	6,401
Capital expenditure	(147,949)	(336,115)

	(141,548)	(327,708)

Financing Activities
New loans	-	85,319
Loan repayments	(30,755)	(66,677)
Dividends and interest on shareholders equity	(1,206)	(92,803)

	(31,961)	(74,161)

Increase in cash and cash equivalents	143,138	25,341

Cash and cash equivalent at the end of the period	881,673	881,673
Cash and cash equivalent at the beggining of the period	(738,535)	(856,332)

Attachment 4

Operational Indicators for the Northeastern Region

				Var. % Q-o-Q	Var.% Y-o-Y			Var. % 9M
	3Q05	2Q05	3Q04			9M05	9M04

Estimated Population in the Region (million)	28.8	28.8	28.5	0.1%	1.0%	28.8	28.5	1.0%
Municipalities Served - GSM	329	316	218	4.1%	50.9%	329	218	50.9%
Estimated Total Penetration	31.3%	28.2%	20.7%	3.0 p.p.	10.5 p.p.	31.3%	20.7%	10.5 p.p.
Market Share	37.2%	37.8%	42.8%	-0.6 p.p.	-5.6 p.p.	37.2%	42.8%	-5.6 p.p.
Total Lines	3,349,016	3,066,048	2,531,994	9.2%	32.3%	3,349,016	2,531,994	32.3%
Prepaid	2,659,202	2,372,341	1,821,583	12.1%	46.0%	2,659,202	1,821,583	46.0%
Postpaid	689,814	693,707	710,411	-0.6%	-2.9%	689,814	710,411	-2.9%
Gross Additions	456,542	401,891	259,232	13.6%	76.1%	1,121,703	659,363	70.1%
Net Additions	282,968	275,430	147,148	2.7%	92.3%	682,670	359,469	89.9%
Churn	5.6%	4.5%	4.6%	1.1 p.p	1.0 p.p	15.3%	12.9%	2.4 p.p
TOTAL ARPU	R$25.86	R$28.39	R$34.35	-8.9%	-24.7%	R$27.89	R$33.49	-16.7%
TOTAL MOU	85	87	98	-2.3%	-13.4%	87	97	-10.6%
Investment (R$ million)	77.1	46.0	84.2	67.6%	-8.5%	147.3	146.0	0.9%
Employees	1,097	1,026	1,058	6.9%	3.7%	1,097	1,058	3.7%

Attachment 5

Operational Indicators for the South Region

				Var. % Q-o-Q	Var.% Y-o-Y			Var. % 9M
	3Q05	2Q05	3Q04			9M05	9M04

Estimated Population in the Region (million)	15.9	15.9	15.7	0.2%	1.2%	15.9	15.7	1.2%
Municipalities Served - GSM	301	300	279	0.3%	7.9%	301	279	7.9%
Estimated Total Penetration	48.9%	46.4%	33.2%	2.5 p.p.	15.7 p.p.	48.9%	33.2%	15.7 p.p.
Market Share	46.1%	46.4%	50.2%	-0.3 p.p.	-4.1 p.p.	46.1%	50.2%	-4.1 p.p.
Total Lines	3,594,297	3,424,034	2,628,908	5.0%	36.7%	3,594,297	2,628,908	36.7%
Prepaid	2,834,016	2,702,877	2,008,556	4.9%	41.1%	2,834,016	2,008,556	41.1%
Postpaid	760,281	721,157	620,352	5.4%	22.6%	760,281	620,352	22.6%
Gross Additions	415,600	439,492	365,919	-5.4%	13.6%	1,200,637	997,572	20.4%
Net Additions	170,263	270,800	211,115	-37.1%	-19.4%	604,045	573,024	5.4%
Churn	7.1%	5.3%	6.1%	1.8 p.p	1.0 p.p	18.5%	18.4%	0.1 p.p
TOTAL ARPU	R$29.69	R$30.86	R$34.50	-3.8%	-14.0%	R$31.18	R$35.99	-13.3%
TOTAL MOU	72	64	82	13.6%	-11.8%	72	86	-16.1%
Investment (R$ million)	70.9	93.6	107.0	-24.3%	-33.8%	188.8	221.0	-14.6%
Employees	1,244	1,220	1,059	2.0%	17.5%	1,244	1,059	17.5%

Attachment 6

Operational Indicators Consolidated Data – TIM Participações S.A.

				Var. % Q-o-Q	Var.% Y-o-Y			Var. % 9M
	3Q05	2Q05	3Q04			9M05	9M04

Estimated Population in the Region (million)	44.8	44.6	44.3	0.4%	1.1%	44.8	44.3	1.1%
Municipalities Served - GSM	630	616	587	2.3%	7.3%	630	587	7.3%
Estimated Total Penetration	37.6%	34.7%	25.2%	2.9 p.p.	12.4 p.p.	37.6%	25.2%	12.4 p.p.
Market Share	41.3%	41.9%	46.3%	-0.6 p.p.	-5.0 p.p.	41.3%	46.3%	-5.0 p.p.
Total Lines	6,943,313	6,490,082	5,160,902	7.0%	34.5%	6,943,313	5,160,902	34.5%
Prepaid	5,493,218	5,075,218	3,830,139	8.2%	43.4%	5,493,218	3,830,139	43.4%
Postpaid	1,450,095	1,414,864	1,330,763	2.5%	9.0%	1,450,095	1,330,763	9.0%
Gross Additions	872,142	841,383	625,151	3.7%	39.5%	2,322,340	1,656,935	40.2%
Net Additions	453,231	546,230	358,263	-17.0%	26.5%	1,286,715	932,493	38.0%
Churn	6.4%	4.9%	5.4%	1.5 p.p	1.0 p.p	17.0%	15.6%	1.4 p.p
TOTAL ARPU	R$27.86	R$29.70	R$34.40	-6.2%	-19.0%	R$29.63	R$34.76	-14.8%
TOTAL MOU	78	79	90	-1.0%	-13.2%	79	91	-13.5%
Investment (R$ million)	147.9	139.6	191.2	6.0%	-22.6%	336.1	367.0	-8.4%
Employees	2,341	2,246	2,117	4.2%	10.6%	2,341	2,117	10.6%

Attachment 7

Glossary

Financial Terms

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – A technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. available offer speeds that can depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Operating indicators

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Revenue per User – net monthly revenue per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “comodato” + costs of retention)

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This press release may contain forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties forecasted by the Company. Therefore, Company’s future operational results may differ from current expectations and whose read this release shall not based his/hers assumptions exclusively in the information herein stated. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer